September 16, 2013

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Energy, L.P.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-32953

Dear Mr. Mew:

Atlas Energy, L.P. (the “Company”) has received your letter, dated August 30, 2013 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on March 1, 2013.

The Comment Letter requests the Company to respond to the staff’s comments within ten business days or to advise you when the Company will provide its response. As discussed by Sean McGrath, the Company’s Chief Financial Officer, with Jarrett Torno, the Company has reviewed the Staff’s comments and will seek to submit its response on or prior to September 30, 2013.

If you have any questions or comments, please contact Sean McGrath at (215) 832-4130.

Sincerely,

/s/ Sean P. McGrath
Sean P. McGrath
Chief Financial Officer